EXHIBIT 2
Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
On April 13, 2015, the Reporting Persons submitted to the Board of Directors of the Issuer a letter responding to the Issuer's April 10, 2015 press release. The letter was published by the Reporting Persons in a press release also on April 13, 2015. The Reporting Persons' press release including the letter is attached hereto as Exhibit 99.8.